UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 14)

CROWN MEDIA HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

228411 10 4

(CUSIP Number)

Brian Gardner, Esq.
Executive Vice President and General Counsel
Hallmark Cards, Incorporated
Department 339
2501 McGee
Kansas City, Missouri 64108
(816) 274-5583

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 14, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.
☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Hallmark Cards, Incorporated
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      2.   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) ☒
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           (b) ☐
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      3.   SEC Use Only ☐
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      4.   Source of Funds (See Instructions)
           OO
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      5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e) ☐
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      6.   Citizenship or Place of Organization
           Missouri
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                     7.     Sole Voting Power
                            -0-
                            ----------------------------------------------------
Number of Shares
Beneficially Owned
by Each Reporting    8.     Shared Voting Power
Person With                 324,885,516 shares of Class A common stock
                            ----------------------------------------------------

                     9.     Sole Dispositive Power
                            -0-
                            ----------------------------------------------------

                     10.    Shared Dispositive Power
                            324,885,516 shares of Class A common stock
                            ----------------------------------------------------

      11.  Aggregate Amount Beneficially Owned by Each Reporting Person
           324,885,516 shares of Class A common stock
           ---------------------------------------------------------------------

      12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)  ☐
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      13.  Percent of Class Represented by Amount in Row (11)
           90.3%
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      14.  Type of Reporting Person (See Instructions)
           CO
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---------------------------

      1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            H.A., LLC
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      2.   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) ☒
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           (b) ☐
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      3.   SEC Use Only ☐
           ---------------------------------------------------------------------

      4.   Source of Funds (See Instructions)
           OO
           ---------------------------------------------------------------------

      5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e) ☐
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      6.   Citizenship or Place of Organization
           Delaware
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                     7.     Sole Voting Power
                            -0-
                            ----------------------------------------------------
Number of Shares
Beneficially Owned
by Each Reporting    8.     Shared Voting Power
Person With                 324,885,516  shares of Class A common stock
                            ----------------------------------------------------

                     9.     Sole Dispositive Power
                            -0-
                            ----------------------------------------------------

                     10.    Shared Dispositive Power
                           324,885,516 shares of Class A common stock
                            ----------------------------------------------------

      11.  Aggregate Amount Beneficially Owned by Each Reporting Person
           324,885,516  shares of Class A common stock
           ---------------------------------------------------------------------

      12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)  ☐
           ---------------------------------------------------------------------

      13.  Percent of Class Represented by Amount in Row (11)
           90.3%
           ---------------------------------------------------------------------

      14.  Type of Reporting Person (See Instructions)
           OO
           ---------------------------------------------------------------------

       1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            HMK Holdings, Inc.
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      2.   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) ☒
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           (b) ☐
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      3.   SEC Use Only ☐
           ---------------------------------------------------------------------

      4.   Source of Funds (See Instructions)
           OO
           ---------------------------------------------------------------------

      5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e) ☐
           ---------------------------------------------------------------------

      6.   Citizenship or Place of Organization
           Delaware
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                     7.     Sole Voting Power
                            -0-
                            ----------------------------------------------------
Number of Shares
Beneficially Owned
by Each Reporting    8.     Shared Voting Power
Person With                 324,885,516  shares of Class A common stock
                            ----------------------------------------------------

                     9.     Sole Dispositive Power
                            -0-
                            ----------------------------------------------------

                     10.    Shared Dispositive Power
                           324,885,516 shares of Class A common stock
                            ----------------------------------------------------

      11.  Aggregate Amount Beneficially Owned by Each Reporting Person
           324,885,516  shares of Class A common stock
           ---------------------------------------------------------------------

      12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)  ☐
           ---------------------------------------------------------------------

      13.  Percent of Class Represented by Amount in Row (11)
           90.3%
           ---------------------------------------------------------------------

      14.  Type of Reporting Person (See Instructions)
           CO
           ---------------------------------------------------------------------

      1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            H C Crown, LLC
            --------------------------------------------------------------------

      2.   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) ☒
               -----------------------------------------------------------------

           (b) ☐
               -----------------------------------------------------------------

      3.   SEC Use Only ☐
           ---------------------------------------------------------------------

      4.   Source of Funds (See Instructions)
           OO
           ---------------------------------------------------------------------

      5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e) ☐
           ---------------------------------------------------------------------

      6.   Citizenship or Place of Organization
           Delaware
           ---------------------------------------------------------------------

                     7.     Sole Voting Power
                            -0-
                            ----------------------------------------------------
Number of Shares
Beneficially Owned
by Each Reporting    8.     Shared Voting Power
Person With                 324,885,516 shares of Class A common stock
                            ----------------------------------------------------

                     9.     Sole Dispositive Power
                            -0-
                            ----------------------------------------------------

                     10.    Shared Dispositive Power
                            324,885,516  shares of Class A common stock
                            ----------------------------------------------------

      11.  Aggregate Amount Beneficially Owned by Each Reporting Person
           324,885,516  shares of Class A common stock
           ---------------------------------------------------------------------

      12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)  ☐
           ---------------------------------------------------------------------

      13.  Percent of Class Represented by Amount in Row (11)
           90.3%
           ---------------------------------------------------------------------

      14.  Type of Reporting Person (See Instructions)
           OO
           ---------------------------------------------------------------------

---------------------------

This Schedule 13D/A Amendment No. 14 amends and supplements the Schedule 13D filed previously by Hallmark Cards, Incorporated, H.A., LLC (formerly H.A., Inc.), H C Crown, LLC (formerly HC Crown Corp.), Hallmark Entertainment Holdings, Inc. and Hallmark Entertainment Investments Co., jointly with respect to the securities of the Issuer (the “Schedule 13D”). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended and restated by deleting the entirety of the text therof and replacing it with the following:

(a) - (c) and (f): This Schedule 13D/A is being filed by Hallmark Cards, Incorporated (“Hallmark Cards”), a Missouri corporation, H.A., LLC, a Delaware limited liability company and a wholly-owned subsidiary of Hallmark Cards (formerly H.A., Inc., a Delaware corporation), HMK Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of H.A., LLC, and H C Crown, LLC (“HCC”), a Delaware limited liability company and a wholly-owned subsidiary of HMK Holdings, Inc. (formerly H C Crown Corp., a Delaware corporation) (Hallmark Cards, H.A., LLC, HMK Holdings, Inc. and HCC, together, the “Reporting Persons”). Hallmark Cards and HMK Holdings, Inc. each has its principal executive office at 2501 McGee, Kansas City, Missouri 64108.  H.A., LLC and HCC each has its principal executive office at 103 Foulk Road, Suite 214, Wilmington, Delaware 19803.  Hallmark Cards’ principal business is the manufacture and distribution of personal expression products.  H.A., LLC’s principal business is holding shares of HMK Holdings, Inc. and debt securities and other investments in other entities.  HMK Holdings, Inc.’s principal business is holding shares of HCC and debt securities and other investments in other entities.  HCC’s principal business is holding debt obligations and shares of the Issuer and debt securities and other investments in other entities. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons is set forth in Schedule I hereto and is incorporated herein by reference.

Hallmark Entertainment Holdings, Inc., a Delaware corporation (“HEH”), and Hallmark Entertainment Investments Co., a Delaware corporation (“HEIC”) previously filed as members of a group with the Reporting Persons.  On June 29, 2010, HEIC merged with and into the Issuer (the “HEIC Merger”) and HEH subsequently merged with and into the Issuer (the “HEH Merger”).

H.A., LLC and HCC previously filed as H.A., Inc. and H C Crown Corp.  On December 31, 2010, H.A., Inc., a Delaware corporation, was converted into H.A., LLC, a Delaware limited liability company, and H C Crown Corp., a Delaware corporation, was converted into H C Crown, LLC, a Delaware limited liability company.

(d) and (e): During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D, as it has been amended from time to time, is hereby further amended as follows:

Refinancing and Redemption

On July 14, 2011, the Issuer completed an offering of $300 million in aggregate principal amount of its 10.5% Senior Notes due 2019 (the “Notes”) in a private placement conducted pursuant to Rule 144A under the Securities Act of 1933, as amended.  The Notes were issued under an Indenture dated as of July 14, 2011 among the Issuer, each of the Issuer’s domestic subsidiaries, as guarantors, and the Bank of New York Mellon Trust Company, N.A., as Trustee.  In addition, on July 14, 2011, the Issuer entered into a new $240 million Credit Agreement with the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (the “Credit Agreement”).

The proceeds of the Notes and extensions of credit under the Credit Agreement were used to, among other things, repay the New Debt.  As a result, effective July 14, 2011, the Issuer terminated the credit facility with HCC pursuant to which the New Debt was issued and extinguished its obligations with respect to the New Debt.  The proceeds of the Notes and extensions of credit under the Credit Agreement were also used to redeem the Series A Preferred Stock, consisting of 185,000 shares held by HCC (the “Redemption”).  HCC continues to own Common Stock as described in Item 5 following the repayment of the New Debt and the Redemption.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

(a)-(b): Immediately following the Redemption, HCC owns 324,885,516 shares of Common Stock, which comprises 90.3% of the shares of Class A Common Stock that are outstanding (based on 359,675,936 outstanding shares of Class A Common Stock as of May 2, 2011 as reported in the Issuer’s Form 10-Q filed on May 5, 2011), and no shares of Series A Preferred Stock.

Hallmark Cards, H.A., LLC and HMK Holdings, Inc. directly own no shares of Common Stock but share dispositive and voting power over shares of Common Stock, as described above.

The information requested by (a)-(b) of this Item 5 for each director and executive officer of Hallmark Cards and HMK Holdings, Inc. and each executive officer of H.A., LLC and HCC is set forth in Schedule II hereto and is incorporated herein by reference.

(c): See Items 3 and 4 above.

Except as described in this Item 5(c), neither of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of their directors or executive officers, has effected any transactions in shares of Common Stock during the past 60 days.

(d):  None

(e):  Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

(1) Joint Filing Agreement, dated July 14, 2011, by and among Hallmark Cards, H.A., LLC, HMK Holdings, Inc. and HCC.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  July 14, 2011         HALLMARK CARDS, INCORPORATED

          By:  /s/ Timothy Griffith
   --------------------------------------
         Name:  Timothy Griffith
         Title: Executive Vice President-Chief Financial Officer

Dated:  July 14, 2011         H.A., LLC

         By:  /s/ Brian E. Gardner
--------------------------------------
         Name:  Brian E. Gardner
         Title: Vice President

Dated:  July 14, 2011         HMK HOLDINGS, INC.

         By:  /s/ Brian E. Gardner
--------------------------------------
         Name:  Brian E. Gardner
         Title: Vice President

Dated:  July 14, 2011         H C CROWN, LLC

         By:  /s/ Timothy Griffith
--------------------------------------
         Name:  Timothy Griffith
         Title: Vice President

SCHEDULE I

The name and present principal occupation of each of the directors and executive officers of Hallmark Cards, Incorporated, and HMK Holdings, Inc. and each of the executive officers of H.A., LLC and HC Crown, LLC are set forth below.  The business address for each of the directors and executive officers of Hallmark Cards, Incorporated is c/o Hallmark Cards, Incorporated, 2501 McGee, Kansas City, Missouri 64108.  The business address for each of the executive officers of H.A., LLC is c/o H.A., LLC, 103 Foulk Road, Suite 214, Wilmington, Delaware 19803.  The business address for each of the directors and executive officers of HMK Holdings, Inc. is c/o HMK Holdings, Inc., 2501 McGee, Kansas City, Missouri 64108.  The business address for each of the executive officers of H C Crown, LLC is c/o H C Crown, LLC, 103 Foulk Road, Suite 214, Wilmington, Delaware 19803.  All the directors and executive officers listed on this Schedule I are United States citizens.

HALLMARK CARDS, INCORPORATED

NAME	TITLE AND OCCUPATION

Nancye L. Green	Director; President of Donovan/Green, Inc.
Frederick B. Hegi, Jr.	Director; Founding Partner, Wingate Partners
Timothy B. Smucker	Director; Chairman and Co-Chief Executive Officer of The J.M. Smucker Company
Donald J. Hall	Chairman of the Board of Hallmark Cards, Incorporated
Donald J. Hall, Jr.	Director; Vice Chairman, President and Chief Executive Officer of Hallmark Cards, Incorporated
David E. Hall	Director; President-Hallmark North America
Jack Moore	President-Hallmark Gold Crown of Hallmark Cards, Incorporated
Timothy Griffith	Executive Vice President-Chief Financial Officer of Hallmark Cards, Incorporated
Brian E. Gardner	Executive Vice President-General Counsel of Hallmark Cards, Incorporated
William P. Lucas	Executive Vice President-Real Estate of Hallmark Cards, Incorporated
Terri Ann Drake-Cox	Senior Vice President-Creative of Hallmark Cards, Incorporated
Dean Erlandson	Senior Vice President-Mass Customers of Hallmark Cards, Incorporated
William Guibor	Senior Vice President-Chief Operating Officer of Hallmark Cards, Incorporated
Steve Hawn	Senior Vice President-North America Strategic Planning and Finance of Hallmark Cards, Incorporated
Steve Doyal	Senior Vice President-Public Affairs and Communications of Hallmark Cards, Incorporated
Lisa Macpherson	Senior Vice President-Marketing of Hallmark Cards, Incorporated
Ellen Junger	Senior Vice President-Customer Solutions of Hallmark Cards, Incorporated
Robert C. Bloss	Senior Vice President-Human Resources of Hallmark Cards, Incorporated
Michael W. Goodwin	Senior Vice President-Information Technology of Hallmark Cards, Incorporated
Leroy Burney	Senior Vice President-Supply Chain and Business Enablement of Hallmark Cards, Incorporated
Daniel S. Krouse	Operations Vice President-Logistic Solutions of Hallmark Cards, Incorporated

H.A., LLC

NAME	TITLE AND OCCUPATION

Douglas K. Judd	President
Peter Marshall	Vice President
Harold Kalbach	Vice President, Controller
Jody Parks	Vice President, Treasurer
Karen Severino	Vice President
Brian E. Gardner	Vice President
Dwight C. Arn	Vice President
Jeff McMillen	Vice President/Investment Officer

HMK HOLDINGS, INC.

NAME	TITLE AND OCCUPATION

Douglas K. Judd	Director and President
Peter Marshall	Director and Vice President
Nancy Hecker	Director and Vice President
Harold Kalbach	Director and Vice President, Controller
Karen Severino	Director and Vice President, Loan Officer
Jody Parks	Vice President, Treasurer
Jeff McMillen	Vice President, Investment Officer
Brian E. Gardner	Vice President
Dwight C. Arn	Vice President

H C CROWN, LLC

NAME	TITLE AND OCCUPATION

Douglas K. Judd	President
Peter Marshall	Vice President
Nancy Hecker	Vice President
Harold Kalbech	Vice President, Controller
Karen Severino	Vice President, Loan Officer
Jody Parks	Vice President, Treasurer
Jeff McMillen	Vice President/Investment Officer
Brian E. Gardner	Vice President
Timothy Griffith	Vice President
Dwight C. Arn	Vice President

SCHEDULE II

To the knowledge of the Reporting Persons, listed below are the names of the executive officers and directors who beneficially own Common Stock, along with the number of shares each such person beneficially owns.  To the knowledge of the Reporting Persons, the persons listed below are the only persons on Schedule I who beneficially own Common Stock.  To the knowledge of the Reporting Persons except as noted below, (a) each person listed below has the sole power to vote or direct to vote and dispose or direct to dispose those shares of Common Stock beneficially owned by such person and (b) each person beneficially owns shares of Common Stock representing less than 1% of the Class A Common Stock outstanding.

Name	Class A Common Stock

Steve Doyal	1,500
David E. Hall (1)	324,888,016
Donald J. Hall, Jr. (1)	324,888,016

(1) Donald J. Hall, Jr. and David E. Hall each may be deemed to be a beneficial owner of the shares beneficially owned by Hallmark Cards, Incorporated because each is a co-trustee of a voting trust which controls all of the voting securities of Hallmark Cards, Incorporated and each is a director and an officer of Hallmark Cards, Incorporated.  Each disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.